Pricing Supplement no. 1312
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 165-A-IV dated February 16, 2011

Registration Statement No. 333-155535
Dated May 23, 2011
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments	**JPMorgan Chase & Co.** **$2,000,000** **Callable Fixed Rate Step-Up Notes due May 26, 2026**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 26, 2026, subject to postponement as described below.
- The notes are designed for investors who seek semi-annual interest payments at a fixed rate that will increase over the term of the notes and return of their principal at maturity or upon early redemption at our option, as applicable. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- These notes, which have a longer tenor, may be more risky than notes with a shorter term. See "Selected Risk Considerations" in this pricing supplement.
- Minimum denominations of $1,000 and integral multiples thereof.
- At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
- The notes priced on May 23, 2011 and are expected to settle on or about May 26, 2011.

Key Terms

Maturity Date: May 26, 2026, or if such day is not a business day, the next succeeding business day.

Payment at Maturity: If we have not elected to redeem the notes prior to maturity, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 *plus* any accrued and unpaid interest.

Payment upon Redemption: At our option, we may redeem the notes, in whole but not in part, on the 26th calendar day of May and November of each year (each such date, a "Redemption Date"), commencing May 26, 2021. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the Redemption Date. We will provide notice of redemption at least 5 business days prior to the applicable Redemption Date. If a Redemption Date is not a business day, payment will be made on the next business day immediately following such day. No additional interest will be paid with respect to a postponement of the Redemption Date.

Interest: With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$$\$1{,}000 \times \text{Interest Rate} \times (180 \, / \, 360)$$

Notwithstanding anything to the contrary in the product supplement, any accrued and unpaid interest will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Interest Payment Date.

Interest Rate:

From (and including)	To (but excluding)	Interest Rate
May 26, 2011	May 26, 2016	5.00% per annum
May 26, 2016	May 26, 2021	5.15% per annum
May 26, 2021	May 26, 2026	5.35% per annum

The dates above refer to originally scheduled Interest Payment Dates and may be postponed as described below.

Interest Period: The period beginning on and including the issue date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date or, if the notes have been redeemed prior to such next succeeding Interest Payment Date, ending on but excluding the applicable Redemption Date.

Interest Payment Date: Interest on the notes will be payable semi-annually in arrears on the 26th calendar day of May and November of each year (each such date, an "Interest Payment Date"), commencing November 26, 2011, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day. No additional interest will be paid with respect to a postponement of the Interest Payment Date. See "Selected Purchase Considerations — Semi-annual Interest Payments" in this pricing supplement for more information.

CUSIP: 48125XRL2

Investing in the Callable Fixed Rate Step-Up Notes involves a number of risks. See "Risk Factors" beginning on page PS-15 of the accompanying product supplement no. 165-A-IV and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 165-A-IV or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$ 9.70	$ 990.30
Total	$2,000,000	$ 19,400	$ 1,980,600

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will purchase the notes from us at 100% of the principal amount of the notes minus a commission of $9.70 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-45 of the accompanying product supplement no. 165-A-IV.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

May 23, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-IV dated February 16, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 165-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 165-A-IV dated February 16, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001097/e42221_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due.

- **SEMI-ANNUAL INTEREST PAYMENTS** — The notes offer semi-annual interest payments which will accrue at a rate equal to the applicable Interest Rate and will be payable semi-annually in arrears on the 26th calendar day of May and November of each year (each such date, an "Interest Payment Date"), commencing November 26, 2011, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date, to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day. No additional interest will be paid with respect to a postponement of the Interest Payment Date.

- **POTENTIAL SEMI-ANNUAL REDEMPTION BY US AT OUR OPTION** — At our option, we may redeem the notes, in whole but not in part, on the 26th calendar day of May and November of each year (each such date, a "Redemption Date"), commencing on May 26, 2021, for a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Redemption Date. If a Redemption Date is not a business day, payment will be made on the next business day immediately following such day. No additional interest will be paid with respect to a postponement of the Redemption Date.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 165-A-IV. Interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled "Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 165-A-IV dated February 16, 2011.

- **THE NOTES ARE SUBJECT TO EARLY REDEMPTION PRIOR TO MATURITY** – The notes are subject to redemption at the sole discretion of the Issuer on the specified Redemption Dates indicated above. If the notes are redeemed prior to maturity, you will receive the principal amount of your notes plus accrued and unpaid interest to, but not including the applicable Redemption Date. This amount will be less than you would have received had the notes not been called early and continued to pay interest over the full term of the notes. We may choose to redeem the notes early or choose not to redeem the notes early on any Redemption Date, in our sole discretion. If we elect to redeem the notes early, your return may be less than the return you would have earned on your investment had the notes been held to maturity, and you may not be able to reinvest your funds at the same rate as the notes. We may choose to redeem the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.

- **THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE STEP-UP FEATURE PRESENTS DIFFERENT INVESTMENT CONSIDERATIONS THAN FIXED RATE NOTES** —Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rates described on the cover because the notes are likely to be redeemed on a Redemption Date if interest rates remain the same or fall during the term of the notes. When determining whether to invest in the Callable Fixed Rate Step-Up Notes, you should not focus on the

highest stated Interest Rate, which is only applicable to the last five years of the term of your notes. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity or upon early redemption, as applicable, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **THESE NOTES MAY BE MORE RISKY THAN NOTES WITH A SHORTER TERM** — By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. For example, if interest rates begin to rise, the market value of your notes will decline because the likelihood of us calling your notes will decline and the Interest Rate applicable to that specific Interest Period may be less than a note issued at such time. For example, if the Interest Rate applicable to your notes at such time was 5.00% per annum, but a debt security issued in the then current market could yield an interest rate of 6.50% per annum, your note would be less valuable if you tried to sell it in the secondary market.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity or upon early redemption, as applicable, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
  - the time to maturity of the notes;
  - interest and yield rates in the market generally, as well as the volatility of those rates;
  - the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to Federal law, New York law and the Delaware General Corporation Law. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 29, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Company on April 29, 2011.